Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-281908

Relating to the

Preliminary Prospectus Supplement

Dated May 20, 2025

(To Prospectus Dated September 3, 2025)

PRICING TERM SHEET

May 20, 2025

Cipher Mining Inc.

Offering of

$150,000,000 Aggregate Principal Amount of

1.75% Convertible Senior Notes due 2030

The information in this pricing term sheet supplements Cipher Mining Inc.’s preliminary prospectus supplement, dated May 20, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Cipher Mining Inc. and not to its subsidiaries.

Issuer	Cipher Mining Inc.

Ticker / Exchange for Common Stock	CIFR / Nasdaq Global Select Market (“Nasdaq”).

Notes	1.75% convertible senior notes due 2030 (the “Notes”).

Principal Amount	$150,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $172,500,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	2.75%.

Maturity	May 15, 2030, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	1.75% per annum.

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2025.

Record Dates	May 1 and November 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on May 20, 2025	$3.78.

Public Offering Price per Share of Common Stock in the Concurrent Delta Offering (as defined below)	Initially, $3.42 per share of common stock.

Conversion Premium	Approximately 30% above the Public Offering Price per Share of common stock in the Concurrent Delta Offering (as defined below).

Initial Conversion Price	Approximately $4.45 per share of our common stock.

Initial Conversion Rate	224.9213 shares of our common stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after May 22, 2028 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $50.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Repurchase at the Option of the Noteholders on May 15, 2028	Noteholders may require us to repurchase their Notes on May 15, 2028, at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. See “Description of Notes—Purchase of Notes by Us at the Option of the Noteholders” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from this offering, before offering expenses, will be approximately $145.9 million (or approximately $167.8 million if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions. We expect to use the net proceeds to complete Phase 1 of the Black Pearl data center project (“Phase 1”), including: (i) purchasing at a discount the remaining balance of mining rigs required for Phase 1; (ii) paying expected tariffs and shipping costs for the mining rigs to be used for Phase 1; and (iii) paying other infrastructure-related capital expenditures in connection with Phase 1, and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Concurrent Delta Offering	Concurrently with this offering, Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates (in such capacity, the “delta offering underwriter”), is offering, in a separate, underwritten public offering pursuant to a prospectus supplement that we have filed with the Securities and Exchange Commission, 17,540,000 shares of our common stock initially at a public offering price of $3.42 per share, to facilitate hedging transactions by certain investors (the “convertible arbitrage investors”) subscribing for the Notes. The number of shares of our common stock subject to the Concurrent Delta Offering is expected to generally correspond to the initial short positions of convertible arbitrage investors being established to hedge their market risk with respect to the Notes they acquire. We have been advised that the shares sold by the delta offering underwriter in the Concurrent Delta Offering will be borrowed from third parties, and will be: (x) purchased by the delta offering underwriter from certain convertible arbitrage investors who have sold them short to such delta offering underwriter in connection with the offering of the Notes, and/or (y) sold short by the delta offering underwriter to facilitate its concurrent privately negotiated transactions with certain convertible arbitrage investors seeking a short exposure to our common stock through a derivative, in an equal notional amount. No new shares of our common stock will be issued for the Concurrent Delta Offering. We will not receive any proceeds from the Concurrent Delta Offering.

Trade Date	May 21, 2025.

Settlement Date	May 22, 2025; provided that the completion of this offering is contingent upon the completion of the Concurrent Delta Offering, and the completion of the Concurrent Delta Offering is contingent upon the completion of this offering.

Book-Running Manager	Morgan Stanley & Co. LLC

Co-Manager	Keefe, Bruyette & Woods, Inc.

CUSIP / ISIN Numbers	17253J AA4 / US17253JAA43.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$3.42	$4.00	$4.45	$5.50	$5.78	$7.50	$10.00	$15.00	$30.00	$50.00
May 22, 2025	67.4763	50.4125	41.0989	27.0564	24.4827	14.3440	7.8110	3.1520	0.3550	0.0000
May 15, 2026	67.4763	50.4125	41.0989	25.7582	23.0363	12.7440	6.6010	2.5513	0.2607	0.0000
May 15, 2027	67.4763	50.4125	38.6449	22.4964	19.8080	10.2147	5.0090	1.8627	0.1653	0.0000
May 15, 2028	67.4763	41.8075	31.5910	17.5455	15.2215	7.1800	3.2490	1.1800	0.0877	0.0000
May 15, 2029	67.4763	38.0075	25.9910	11.4145	9.3512	3.4187	1.4070	0.5587	0.0290	0.0000
May 15, 2030	67.4763	25.0775	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $50.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $3.42 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 292.3976 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.

The information in this pricing term sheet is not a complete description of the Notes or the offering of the Notes. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.